OMB Approval
                                              OMB Number: 3235-0175
                                              Expires:          October 31, 2007
                                              Estimated average burden hours per
                                              response. .1.00

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-8A

         NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION S(A) OF
                       THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:*            MEZZACAPPA PARTNERS, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  630 FIFTH AVENUE, NEW YORK, NY 10111

Telephone Number (including area code):     (212) 332-2000

Name and address of agent for service of process:

                           Christopher S. Nagle
                           630 Fifth Avenue
                           New York, NY 10111

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
                   YES [X]* *                NO [ ]

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Filing of this Form is mandatory. Section 8(a) of the Act and the rules thereunder require investment companies to file a notification of registration. The information collected on Form N-8A is publicly available. The Commission staff uses the information in its regulatory, disclosure review, inspection, and policy making roles. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form and any suggestions for reducing the burden of the Form. The collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507.






*        See Footnote 1 to Item 1.
* *      See Instructions 4(b) and 4(f).